19011382

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Securities and Exchange
SEP 06 2019
RECEIVED

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68061 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 7/1/18 (MM/DD/YY) AND ENDING 6/30/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LMV CAPITAL CORP.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 PARK AVENUE SOUTH 25TH FLOOR
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ZEEV KLEIN 212 268-8361
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOREY, NEE, BUCK & OSWALD, LLC
(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIRCLE SUITE B20 BETHLEHEM, PA 18020
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





RMS

## OATH OR AFFIRMATION

I, ZEEV KLEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LMV CAPITAL CORP, as of JUNE 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANINE RIVERA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RI6156693
Qualified in Suffolk County
My Commission Expires 12/4/22

Janine Rivera
Notary Public

Zeev Klein
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LMV CAPITAL CORP.

## FINANCIAL STATEMENTS
## AND
## INDEPENDENT AUDITOR'S REPORT

## FORM X-17A-5

## FOR THE YEAR ENDED

## JUNE 30, 2019

# LMV CAPITAL CORP.

## CONTENTS

## JUNE 30, 2019

---


| | |
|---|---|
| Accountant's Report | 1 |
| Primary financial statements: | |
| Statement of Financial Condition | 2 |
| Statement of Operations | 3 |
| Statement of Cash Flows | 4 |
| Statement of Changes in Stockholder's Equity | 5 |
| Notes to Financial Statements | 6 |
| Supplementary information: | |
| Computation of Net Capital | 8 |
| Aggregate Indebtedness | 8 |
| Reconciliation of Net Capital with Focus Report | 8 |
| Computation for determination of the reserve requirements and information relating to possession or control requirements for Brokers and Dealers Pursuant to Rule 15c3-3 for the Year Ended June 30, 2019 | 9 |
| Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission. | 10 |
| Report of Independent Registered Public Accounting Firm on Exemption | 11 |
| Exemption Report Pursuant to Rule 17a-5 | 12 |

Morey, Nee, Buck & Oswald, LLC
Certified Public Accountants and Advisors

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of LMV Capital Corp.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of LMV Capital Corp. as of June 30, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of LMV Capital Corp as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of LMV Capital Corp.'s management. Our responsibility is to express an opinion on LMV Capital Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LMV Capital Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of LMV Capital Corp.'s financial statements. The supplemental information is the responsibility of LMV Capital Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

We have served as LMV Capital Corp.'s auditor since 2019.

Bethlehem, PA

August 15, 2019

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E High Street, Suite A • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

# LMV CAPITAL CORP.

# STATEMENT OF FINANCIAL CONDITION

## June 30, 2019

---

**ASSETS**

| | | |
|---|---|---|
| Cash | | $ 12,322 |
| Prepaid Expense | | 836 |
| **Total assets** | | **$ 13,158** |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | | |
|---|---|---|
| **Liabilities:** | | |
| Accrued expenses | | $ 5,000 |
| **Total Liabilities** | | 5,000 |
| **Stockholder's Equity:** | | |
| Common stock, at par value of $0.0001, 200 shares authorized, issued and outstanding | $ - | |
| Additional paid in capital | 146,163 | |
| Retained earnings (deficit) | (138,005) | |
| **Total Stockholder's Equity** | | **8,158** |
| **Total Liabilities and Stockholder's Equity** | | **$ 13,158** |

See notes to financial statements

# LMV CAPITAL CORP.

## STATEMENT OF OPERATIONS

## FOR THE YEAR ENDED June 30, 2019

| | | |
|---|---|---|
| **Revenues:** | | |
| Fee income | | $ -0- |
| **Expenses:** | | |
| Insurance | 425 | |
| Professional fees | 14,412 | |
| Registrations and assessments | 2,284 | |
| **Total expenses** | | 17,121 |
| **Net Loss** | | $ (17,121) |

See notes to financial statements

# LMV CAPITAL CORP.

## STATEMENT OF CASH FLOWS

## YEAR ENDED JUNE 30, 2019

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net Loss | $ (17,121) |
| Increase in prepaid expenses | (291) |
| Increase in accrued expenses | 1,000 |
| **Net cash used in operating activities** | (16,412) |
| **Cash flows from financing activities** | |
| Stockholder contributions | 16,262 |
| **Net cash provided by financing activities** | 16,262 |
| **Net (decrease) in cash** | (150) |
| **Cash:** | |
| Cash-Beginning, July 1, 2018 | 12,472 |
| Cash-Ending, June 30, 2019 | $ 12,322 |

The accompanying notes are an integral part of these financial statements

# LMV CAPITAL CORP.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## FOR THE YEAR ENDED JUNE 30, 2019

| | Common Stock | Additional Paid-In-Capital | Retained Earnings (deficit) | Total Stockholder's Equity |
|---|---|---|---|---|
| Beginning Balance | $ - | $ 129,356 | $ (120,884) | $ 8,472 |
| Prior Period Adjustment | - | 545 | - | 545 |
| Stockholder Contributions | - | 16,262 | - | 16,262 |
| Net Loss | - | - | (17,121) | (17,121) |
| Ending Balance | $ - | $ 146,163 | $ (138,005) | $ 8,158 |

See notes to financial statements.

# LMV CAPITAL CORP.

# NOTES TO FINANCIAL STATEMENTS

# JUNE 30, 2019

## 1. ORGANIZATION AND NATURE OF BUSINESS:

LMV Capital Corp. (the "Company"), a Delaware corporation, was organized on September 17, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC", and is a member of the Financial Industry Regulatory Authority (""FINRA"). The primary business of the Company is advisory and placement services related to mergers and acquisitions for which it receives fees in various forms. The Company is a wholly owned subsidiary of LMV Capital Holdings Corp. (the "Stockholder").

## 2. SIGNIFICANT ACCOUNTING POLICIES:

*USE OF ESTIMATES*
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

## 3. REVENUE RECOGNITION

For the year ended June 30, 2019, the Company had no revenues.

Effective July 1, 2018 the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize the revenue when (or as) the entity satisfies a performance obligation. The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

## 4. INCOME TAXES

The Company, with the consent of the Stockholder, has elected under the Internal Revenue Code (the "IRC") to be a Subchapter S Subsidiary Corporation ("Qsub"). The Stockholder has elected under the IRC to be a S Corporation. The Stockholder is responsible for filing the applicable tax returns and including the financial results of the Company. The Company does not file a tax return.

# LMV CAPITAL CORP.

# NOTES TO FINANCIAL STATEMENTS

# JUNE 30, 2019

## 5. NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital of $5,000 as defined, or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital as reported on page 8 of this audited Form X-17A-5 indicates net capital of $7,322. In July 2019, the Company filed part IIA of Form X-17 A-5 (unaudited) and reported the same net capital of $7,322, which was $2,322 in excess of the minimum net capital.
The Company claims exemption from the requirements of Rule15c3-3, under Section(k) (2)(i) of the rule.

## 6. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Landmark Ventures, Inc. an Affiliate of the Company, which provides for the use of office space, furnishings and equipment. No expenses were allocated for the year ended June 30, 2019 as the BD was relatively inactive.

During the year ended June 30, 2019, the owner made capital contributions of $15,000 to the Company. In addition, the owner paid Fidelity bond and Consulting expenses of $1,262 on behalf of the Company. This amount is included in capital contributions at June 30, 2019.

## 7. PRIOR PERIOD ADJUSTMENT

A prior period adjustment was made to properly reflect prepaid regulatory fees and prepaid insurance as of June 30, 2018. As a result, prepaid expenses were restated from $0 to $545, causing an increase in stockholder's equity of $545.

## 8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 15, 2019, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure in its financial statements.

# LMV CAPITAL CORP.

# COMPUTATION OF NET CAPITAL

# JUNE 30, 2019

| | | |
|---|---|---|
| Stockholder's Equity | | $ 8,158 |
| Less: non-allowable assets | | 836 |
| Net capital before haircuts | | 7,322 |
| Less: haircuts on securities | | -0- |
| **Net capital** | | **7,322** |
| Greater of: | | |
| Minimum dollar net capital required | $ 5,000 | |
| or | | |
| Minimum net capital required: (6.67% of aggregate Indebtedness $5,000) | 333 | 5,000 |
| **Excess net capital** | | **$ 2,322** |

## AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Accounts payable and accrued expenses, etc. | **$ 5,000** |
| Percentage of aggregate indebtedness to net capital | **68%** |

## RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

The above computation does not materially differ from the June 30, 2019 unaudited computation of net capital filed by the Company on FOCUS Form X-17A-5 Part IIA.

# LMV CAPITAL CORP.

## COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 FOR THE YEAR ENDED JUNE 30, 2019

---

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of June 30, 2019.

# LMV CAPITAL CORP.

# INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## JUNE 30, 2019

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i) of the rule.

**Morey, Nee, Buck & Oswald, LLC**

Certified Public Accountants and Advisors

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of LMV Capital Corp.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 17a-5, in which (1) LMV Capital Corp identified the following provisions of 17 C.F.R. §15c3-3(k) under which LMV Capital Corp claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) LMV Capital Corp stated that LMV Capital Corp met the identified exemption provisions throughout the most recent fiscal year without exception. LMV Capital Corp's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LMV Capital Corp's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Bethlehem, PA

August 15, 2019

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

**LMV Capital Corp.**

**Assertions Regarding Exemption Provisions**

**LMV Capital Corp.(LMV) is a registered broker-dealer subject to Rule 17a-5 promulgated by the SEC, Reports by 17C.F.R #240.17a-5(d)(1) and (4). To the best of its knowledge and belief, LMV states the following:**

**(1)** LMV may file an Exemption Report because it had no obligations under 17C.F.R. #240.15c3-3
**(2)** LMV met the identified exemption provisions in 17C.F.R. #240.15c-3-3 (k)(2)(i) throughout the most recent fiscal year ended June 30, 2019 without exception.

LMV Capital Corp.

I, Zeev Klein affirm that, to my best knowledge and belief, this Exemption report is true and correct.

By ____________
President